Exhibit 99.1

HUYA Inc. Announces Changes to Board Composition

GUANGZHOU, CHINA, Apr. 11, 2023 – HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”), a leading game live streaming platform in China, today announced that Mr. Qinghua Xie has been appointed by Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), as a successor director to serve on Huya’s board of directors (the “Board”), replacing Mr. Cheng Yun Ming Matthew, effective April 10, 2023. Mr. Cheng no longer serves as a director of the Board or a member of any Board committees of Huya following this substitution.

In addition, Huya’s Board has approved the appointment of Mr. Xie as a member and the chairman of the compensation committee of the Board, effective immediately.

Mr. Qinghua Xie joined Tencent in December 2003, and currently serves as the corporate vice president of Tencent. Mr. Xie has served as a non-executive director of Yixin Group Limited (HKSE: 2858) since April 2022. Mr. Xie obtained a bachelor’s degree in economics from Sun Yat-Sen University in 2001.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit: https://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com